Exhibit 99.1

LATAM Group projects operation of 56% for October

●	The domestic operations in Colombia and Ecuador forecast to exceed the pre-pandemic levels, reaching 105% and 100% respectively (measured in ASK).

Santiago (Chile), October 8, 2021 - LATAM’s passenger operation projection for October 2021 estimates the group reaching 56% of its capacity (measured in available seat kilometers - ASK) compared to the same month of 2019, in a pre-pandemic context. The situation continues to improve in the countries where the group operates, especially in Colombia and Ecuador where its domestic capacity would exceed pre-pandemic levels, reaching 105% and 100% respectively (measured in ASK).

LATAM plans to operate approximately 970 domestic and international flights daily during October, connecting 122 destinations in 18 countries. Cargo has 1,140 cargo freighter flights scheduled with an average level of utilization that is 17% higher than that of the same period of 2019. All of these projections are subject to the evolution of the pandemic and the travel restrictions in the countries where LATAM operates.

During September 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 49.9% in relation to the same period of 2019, based on an operation (measured in ASK) of 54.1% compared to September 2019. Therefore, the load factor decreased 6.4 percentage points, reaching 76.1%.

With regard to the cargo operations, the load factor was 60.8%, which corresponds to an increase of 7.3 percentage points in relation to September 2019.

LATAM Group Operational Estimate – October 2021

(Measured in ASK)

Brazil

● 56% projected operation (versus October 2019). September 2021 projection reference: 55%

○ 82% domestic and 25% international

● Total October destinations: 45 domestic (equivalent to 478 daily flights on average) and 17 international

● Updates:

○ International: Restart of the São Paulo / Guarulhos - Mendoza route

Chile

● 55% projected operation (versus October 2019). September 2021 projection reference: 50%

○ 90% domestic and 39% international

● Total October destinations: 16 domestic (equivalent to 144 daily flights on average) and 17 international

● Updates:

○ International: Restart of direct route Santiago-Punta Cana and Santiago-Mendoza

Colombia

● 78% projected operation (versus October 2019). September 2021 projection reference: 80%

○ 105% domestic and 44% international

● Total October destinations: 16 domestic (equivalent to 140 daily flights on average) and 4 international

Ecuador

● 31% projected operation (versus October 2019). September 2021 projection reference: 31%

○ 100% domestic and 12% international

● Total October destinations: 7 domestic (equivalent to 28 daily flights on average) and 2 international

Peru

● 53% projected operation (versus October 2019). September 2021 projection reference: 51%

○ 82% domestic and 43% international

● Total October destinations: 19 domestic (equivalent to 149 daily flights on average) and 18 international

Cargo	● 82% projected operation (versus October 2019). September 2021 projection reference: 75% ○ 72% domestic belly and 49% international belly* ○ 133% dedicated freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

September 2021 Traffic Report

	September			September		Year to date			Year to date
	2021	2020	% Change	2019	% Change	2021	2020	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	5,017	1,695	196.0%	10,044	-50.1%	30,472	33,471	-9.0%	92,686	-67.1%
DOMESTIC SSC (1)	1,395	275	408.2%	1,779	-21.6%	8,602	6,291	36.7%	16,315	-47.3%
DOMESTIC BRAZIL (2)	2,398	1,173	104.5%	2,832	-15.3%	14,967	11,491	30.2%	23,649	-36.7%
INTERNATIONAL (3)	1,223	248	393.9%	5,433	-77.5%	6,903	15,689	-56.0%	52,721	-86.9%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	6,592	2,436	170.5%	12,176	-45.9%	43,235	43,050	0.4%	110,706	-60.9%
DOMESTIC SSC (1)	1,789	401	346.4%	2,236	-20.0%	11,674	8,116	43.8%	19,961	-41.5%
DOMESTIC BRAZIL (2)	2,871	1,444	98.8%	3,474	-17.3%	19,213	14,626	31.4%	29,047	-33.9%
INTERNATIONAL (3)	1,932	591	226.6%	6,466	-70.1%	12,349	20,307	-39.2%	61,699	-80.0%

PASSENGER LOAD FACTOR
SYSTEM	76.1%	69.6%	6.5 pp	82.5%	-6.4 pp	70.5%	77.7%	-7.3 pp	83.7%	-13.2 pp
DOMESTIC SSC (1)	78.0%	68.5%	9.5 pp	79.5%	-1.6 pp	73.7%	77.5%	-3.8 pp	81.7%	-8.0 pp
DOMESTIC BRAZIL (2)	83.5%	81.2%	2.3 pp	81.5%	2.0 pp	77.9%	78.6%	-0.7 pp	81.4%	-3.5 pp
INTERNATIONAL (3)	63.3%	41.9%	21.5 pp	84.0%	-20.7 pp	55.9%	77.3%	-21.4 pp	85.4%	-29.5 pp

PASSENGERS BOARDED (thousand)
SYSTEM	4,126	1,306	215.9%	6,118	-32.6%	25,347	20,895	21.3%	54,243	-53.3%
DOMESTIC SSC (1)	1,847	320	477.0%	2,213	-16.5%	11,279	7,172	57.2%	19,522	-42.2%
DOMESTIC BRAZIL (2)	2,042	950	115.1%	2,653	-23.0%	12,560	10,130	24.0%	22,277	-43.6%
INTERNATIONAL (3)	237	37	547.9%	1,252	-81.1%	1,509	3,592	-58.0%	12,444	-87.9%
LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	243	238	2.4%	281	-13.3%	2,202	2,246	-1.9%	2,601	-15.3%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	401	338	18.6%	525	-23.7%	3,394	3,463	-2.0%	4,717	-28.1%

CARGO LOAD FACTOR
SYSTEM	60.8%	70.4%	-9.6 pp	53.5%	7.3 pp	64.9%	64.8%	0.1 pp	55.2%	9.7 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM is the leading group of airlines in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, and international operations both within Latin America and to/from Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freighter subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of 21 freighters by 2023.

They operate on the LATAM Group network, as well as international routes that are solely used for cargo. They offer modern infrastructure, a wide variety of services and protection measures to meet all customer needs.

For press inquiries write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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